# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACCURAY INC, CIK 0001138723
CUSIP: 004397105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1240 Deming Way, Madison, Wisconsin (WI), 53717
Date of event which requires filing of this statement: 07/29/2026
Filed by CIK 0000850401
Persons authorized to receive notices and communications: Andrew Bowden, 515 S. Flower Street,, Los Angeles, California (CA), 90071, 213-244-0731

## Reporting persons
- The TCW Group, Inc., on behalf of the TCW Business Unit (CIK 0000850401): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 27,527,916; sole dispositive power 0; shared dispositive power 27,527,916; aggregate amount beneficially owned 27,527,916 (18.7% of the class)
  Comment: (1) The calculation of the percentage of beneficial ownership is based on (i) 119,439,307 shares of Common Stock (as defined below) outstanding as of August 21, 2026 as disclosed in the Annual Report on Form 10-K for the year ended June 30, 2026 of Accuray Incorporated (the "Issuer"), as filed with the Securities and Exchange Commission (the "SEC") on August 27, 2026, plus (ii) 27,527,916 shares of Common Stock issuable upon exercise of the Warrants and the July Penny Warrants (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ACCURAY INC
Address of issuer's principal executive offices: 1240 Deming Way, Madison, Wisconsin (WI), 53717

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 3 is supplemented by adding the following:

On July 29, 2026, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain existing investors, including affiliates of the reporting person (the "Investors"), pursuant to which the Issuer agreed to issue and sell an aggregate of 55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), at a purchase price of $1,000 per share, for an aggregate purchase price of $55.0 million (the "Issuance"). The aggregate purchase price for the Issuance consists of (i) $15.0 million in cash, which was paid upon signing of the Purchase Agreement (the "Cash Investment") and (ii) the conversion of $40.0 million in existing indebtedness held by the Investors under the Financing Agreement (as defined below), with such existing indebtedness to be cancelled and extinguished in exchange for shares of Series A Preferred Stock issued at the closing of the Issuance. The Issuance is subject to certain closing conditions.

In connection with the Purchase Agreement and the Third Amendment described below, on July 29, 2026, the Issuer issued to TCW Rescue Financing a Common Stock Purchase Warrant to purchase 7,987,743 shares of Common Stock and to TCW Direct Lending a Common Stock Purchase Warrant to purchase 598,114 shares of Common Stock (collectively, the "July Penny Warrants"). The July Penny Warrants have an exercise price of $0.01 per share and are exercisable for a period of 7 years after the date of issuance.

Any separate exercise price under the July Penny Warrants, if applicable, would be paid using working capital funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is supplemented by adding the following:

Reference is made to the disclosure set forth in Items 3, 5, and 6 of this Amendment No. 3, which is incorporated herein by reference.

The purpose of the issuance of the July Penny Warrants was to incentivize the holders thereof (or their affiliates) to invest in the Issuer pursuant to the Purchase Agreement and to enter into the Limited Waiver and Amendment No. 3 to Financing Agreement (the "Third Amendment") in respect of the Financing Agreement, dated as of June 6, 2025 (as amended by the Third Amendment, and as further amended, amended and restated, supplemented, revised, or otherwise modified from time to time, the "Financing Agreement"), by and among the Issuer, the guarantors party thereto, and TCW Asset Management Company LLC, as administrative agent and collateral agent and the other parties signatory thereto. The Third Amendment amends the Financing Agreement to, among other things, (i) provide a covenant holiday through December 31, 2027 with respect to the Issuer's compliance with the Total Leverage Ratio and Fixed Charge Coverage Ratio (each as defined in the Financing Agreement) financial covenants, (ii) modify the terms of the minimum liquidity requirement, (iii) increase certain fees applicable to prepayments, (iv) provide that if the Purchase Agreement is terminated, the Cash Investment is deemed to be a secured obligation under the Financing Agreement and subject to repayment, together with a $15.0 million fee, upon repayment or satisfaction of the obligations (or earlier acceleration thereof), (v) provide for an additional $5.0 million in aggregate principal amount of Delayed Draw Term Loans (as defined in the Financing Agreement), subject to satisfaction of certain borrowing conditions, and (vi) convert the revolving loan facility under the Financing Agreement into an asset-based revolver with related changes to the borrowing conditions and covenants.

If stockholder approval is not obtained for the Issuance, (i) the Cash Investment will automatically be deemed to be an Obligation (as defined in the Financing Agreement) under the Financing Agreement, and (ii) the Issuer will be required to pay a fee in an amount equal to $15.0 million to TCW Asset Management Company LLC, as administrative agent under the Financing Agreement, to be allocated among the Investors in accordance with the amounts funded by such Investors. Such amount shall be fully earned, non-refundable, and due on such date of termination, and payable in full in cash on the earliest to occur of (i) the final maturity date under the Financing Agreement; (ii) the date on which all Obligations that are then due and payable are indefeasibly paid in full, in cash; (iii) the date on which all or any portion of the Obligations is accelerated; or (iv) the date on which any of the Obligations is satisfied, released, paid, restructured, reorganized, replaced, reinstated, defeased or compromised, including through foreclosure (whether by judicial proceeding or otherwise), a deed in lieu of foreclosure, or a distribution of any kind made to TCW Asset Management Company LLC, as administrative agent under the Financing Agreement, or the lenders in full or partial satisfaction of the Obligations.

Pursuant to the Purchase Agreement, if the Issuance occurs, the reporting person will be deemed to beneficially own an aggregate of 30,959 shares of Series A Preferred Stock to be issued directly to TCW Rescue Financing and TCW Direct Lending. Once issued, the Series A Preferred Stock will be initially convertible into shares of Common Stock at a rate of 2,000 shares of Common Stock per $1,000 of stated value (equivalent to a conversion price of $0.50 per share), subject to adjustment for stock splits and other customary anti-dilution provisions. The closing of the Issuance has not yet occurred, and the Series A Preferred Stock is not currently outstanding and has not yet been issued.

Pursuant to the Purchase Agreement, the Issuer and the Investors also agreed that certain warrants previously issued to investors, including affiliates of the reporting person, will, effective as of, and contingent upon the closing of the Issuance, automatically be cancelled and extinguished. These warrants include the Premium Warrants, the Super Premium Warrants, and the December Premium Warrants.

The governance arrangements entered into in connection with the Purchase Agreement, as further described in Item 6 below, provide TCW Asset Management Company LLC, an affiliate of the reporting person, with the right to designate up to two directors (the "Preferred Directors") of the Issuer's board of directors and that certain committees shall include at least one Preferred Director, subject to the terms and conditions described therein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages of beneficial ownership reported in this Item 5, and on the cover page to this Amendment No. 3, are based on (i) 119,439,307 shares of Common Stock outstanding as of August 21, 2026, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended June 30, 2026, as filed with the SEC on August 27, 2026, plus (ii) 27,527,916 shares of Common Stock issuable upon exercise of the Warrants and the July Penny Warrants.

The cover page to this Amendment No. 3 is incorporated by reference in its entirety into this Item 5(a). The TCW Business Unit holds, and thus has shared voting and dispositive power over, 27,527,916 shares of Common Stock of the Issuer (which is equal to approximately 18.7% of the number of the issued and outstanding shares of Common Stock, including shares of Common Stock issuable upon exercise of the Warrants and the July Penny Warrants) through ownership of the Warrants and the July Penny Warrants issued by the Issuer to TCW Rescue Financing and TCW Direct Lending.
Number of shares as to which each person has sole or shared power to vote or dispose: The reporting person has shared power to vote or direct the vote of 27,527,916 shares of Common Stock and shared power to dispose or direct the disposition of 27,527,916 shares of Common Stock. The reporting person does not have sole voting power or sole dispositive power with respect to any shares of Common Stock.
Transactions in the class effected during the past sixty days: Other than as set forth in this Amendment No. 3, the reporting person has not effected any transaction involving shares of Common Stock during the 60 days prior to the filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the reporting person is known to the reporting person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Item 6 is supplemented by adding the following:

The responses in Items 3 and 4 are incorporated herein by reference in their entirety.

Securities Purchase Agreement

On July 29, 2026, the Issuer entered into the Purchase Agreement with the Investors, including affiliates of the reporting person, providing for the issuance and sale of an aggregate of 55,000 shares of Series A Preferred Stock. A copy of the Purchase Agreement is filed as Exhibit 19 hereto and is incorporated herein by reference. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement.

July Penny Warrants

In connection with the Purchase Agreement and the Third Amendment, on July 29, 2026, the Issuer issued the July Penny Warrants, as described in Item 3 above. Each July Penny Warrant has an exercise price of $0.01 per share and expires on July 29, 2033. Copies of the July Penny Warrants are filed as Exhibits 21 and 22 hereto and are incorporated herein by reference. The foregoing description of the July Penny Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of such warrants.

Limited Waiver and Amendment No. 3 to Financing Agreement

On July 29, 2026, the Issuer and the lenders party thereto entered into the Third Amendment. The terms of the Third Amendment are described in Item 4 above. A copy of the Third Amendment is filed as Exhibit 20 hereto and is incorporated herein by reference. The foregoing description of the Third Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement.

Governance Arrangements

Pursuant to the Purchase Agreement, the Issuer's board of directors was reduced to seven members at signing. Following the closing of the Issuance, TCW Asset Management Company LLC will have the right to designate the Preferred Directors, inclusive of the one director designation right under the Governance Agreement, dated as of June 6, 2025, as previously disclosed. The initial Preferred Director designees are Chan W. Galbato and Steven F. Mayer, each of whom is currently serving on the Issuer's board of directors. For so long as TCW Asset Management Company LLC is entitled to designate at least one Preferred Director, each of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee of the Issuer's board of directors must include at least one Preferred Director (subject to applicable independence requirements and legal limitations), and certain other committees with material authority require the inclusion of a Preferred Director. The holders of the Series A Preferred Stock will also have specified class consent rights over the issuance of senior or parity capital stock and certain changes relating to the Issuer's board of directors and its committees.

Contingent Warrant Cancellations

Pursuant to the Purchase Agreement, certain warrants previously issued to investors, including affiliates of the reporting person, effective as of, and contingent upon the closing of the Issuance, will automatically be cancelled and extinguished. The warrants subject to contingent cancellation include the Premium Warrants, the Super Premium Warrants, and the December Premium Warrants.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the applicable agreements, which are filed as exhibits hereto or to the Schedule 13D, as previously amended, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is supplemented by adding the following:

Exhibit 19 Securities Purchase Agreement, dated as of July 29, 2026, by and among Accuray Incorporated and certain investors (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 29, 2026).

Exhibit 20 Limited Waiver and Amendment No. 3 to Financing Agreement, dated as of July 29, 2026, by and among Accuray Incorporated and the lenders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on July 29, 2026).

Exhibit 21 Common Stock Purchase Warrant, dated July 29, 2026, issued to TCW Rescue Financing Fund II, L.P.

Exhibit 22 Common Stock Purchase Warrant, dated July 29, 2026, issued to TCW WV Financing LLC.

## Signatures
- The TCW Group, Inc., on behalf of the TCW Business Unit: /s/ Andrew Bowden, Andrew Bowden, Executive Vice President (09/02/2026)